Dechert
                             1775 Eye Street, N.W.
                           Washington, DC 20006-2401
                            Telephone: 202-261-3300
                            Facsimile: 202-261-3333

October 31, 2001


Richard Pfordte
Randolph Koch
Office of Disclosure and Review
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Capstone Social Ethics and Religious Values Fund -- File Nos. 333-49995 and 811-08749

Dear Messrs Pfordte and Koch:

On behalf of the above registrant, we are requesting the withdrawal of Post-Effective Amendment No. 4, filed on August 17, 2001. This Post-Effective Amendment therefore should not be made effective. This matter has been previously discussed with Mr. Koch.

If you have questions regarding this request, please call the undersigned at 202-261-3352.



Sincerely yours,

/s/ Olivia P. Adler

Olivia P. Adler



OPA/vp

cc:    Linda Giuffre